Exhibit 99.3

First Quarter 2019 Earnings Presentation 17 May 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved Reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 The volumes classified as reserves in the Ryder Scott report have been assigned to both oil, NGL and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by Sundance is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.

A Leading Pure Play Eagle Ford Producer

Strong First Quarter Results Continue From Transformational 2018

- Average daily sales volumes of 12,302 boe/d, at top end of public guidance
- 1Q19 EBITDAX of $31.7MM met guidance target
- Brought 2 wells online, exited quarter with 10 DUCs in Live Oak and McMullen Counties
- Value creation affirmed by $47.5mm RBL increase and addition of 2 banks to syndicate
- Delivery and tie-in of two additional compressors addresses midstream constraints

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[(1)]:	$204 MM
Enterprise Value[(1)]:	$545 MM
12/31/18 1P PV-10 Value[(2)]	$1,110 MM
Proved Reserves[(2)]:	93.2 mmboe
% PDP Reserves[(2)]:	29.2%
Net Acreage:	49,222

Strategic Focus on Delivering Growth While Operating Within Cash Flow

- Strategic commitment to operating within cash flow during 2019 while delivering production and EBITDA growth

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- 49,222 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 424 undrilled Eagle Ford locations represent 17+ years drilling inventory[(3)]
- 93.2mmboe of 1P SEC reserves representing $1,110 MM in PV-10 value[(2)]
- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios

Product	1Q19 Sales	FY18 Sales
Oil (bbls)	722,396	2,256,043
Gas (mcf)	1,272,546	4,533,604
NGLs (bbls)	172,736	496,624
Total (boe)	1,107,222	3,508,268
Boe/d	12,302	9,612
1Q19 % Crude Oil:		68%
Debt to Expected 2019 EBITDA[(4)]		2.0x

Strong Balance Sheet and Liquidity Position

- $62.5 MM of available short term liquidity[(4)]
- Debt-to-Expected 2019 EBITDAX of sub 2.0x; no debt maturities until 4Q 2022
- Hedges protect ~7,776 bopd of remaining 2019 crude production at increased ~$62/bbl floor[(5)]

(1) Enterprise Value is Market Capitalization as of 15 May 2019 plus $341MM Net Debt as of 31 March 2019.
(2) As prepared by Ryder Scott at December 31, 2018 based on SEC-based pricing. The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.
(3) Represents total Tier 1 locations divided by 25 wells per year development cadence. Excludes Dimmit locations.

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(4) Liquidity represents cash plus available borrowing capacity as of 31 March 2019, pro forma for the Company's recently announced borrowing base increase.
(5) Crude hedges cover 7,776 bpd of oil production for the remainder of 2019.

First Quarter 2019 Operational & Financial Results First Quarter 2019 Operational Results 1Q19 average net sales volumes of 12,302 boe/d represent an ~87% year-over-year increase 2 wells turned to sales, exited quarter with 10 DUC wells (6 of which have since been turned to sales) Continued to drive down per unit cash operating costs, outperforming guidance by $1.80 per boe First Quarter 2019 Financial Results Revenue of $47.7 MM, a ~99% year-over-year increase compared to 1Q18 Adjusted EBITDAX of $31.7 MM a ~181% year-over-year increase compared to 1Q17 and ~66% margin Average 1Q19 prices realized, excluding the impact of hedging, were $56.47 per barrel of oil, $2.58 per mmbtu of gas, and $21.23 per barrel of NGLs. On a blended basis, average pricing was $43.12 per Boe. Average 1Q19 prices received including the impact of hedges were $61.15 per barrel of oil and $46.50 per Boe 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 Revenue (US$000s) Boe/d Sales Vols 25% 35% 45% 55% 65% 75% $- $10,000 $20,000 $30,000 $40,000 $50,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Summary Quarterly and Full Year 2019 Guidance[1]

2019 Plan Is To Operate Within Cashflow to Deliver Production and Cash Flow Growth While Deleveraging

	Second Quarter 2019	Full Year 2019
Average Sales Volumes (boe/d):	13,500 - 14,000	14,000 -15,000
Net Wells Spudded:	8	21
Net IP Wells:	6	25
Capital Expenditures ($mm):	$45 - 50	$135 -155
LOE per boe:	$7.50	$6.50 - 7.00
GP&T[2] per boe:	$2.60	$2.60 - 2.80
Workover per boe:	$1.25	$1.50 - 2.00
Production Taxes per boe:	$2.85	$2.60 - 2.80
G&A per boe:	$3.75	$3.30 - 3.75
EBITDA ($mm at $55 oil & $2.75 gas):	$35 - 40	$165 - 180

- Met first quarter guidance for both sales volumes and EBITDAX, while beating guidance for cash operating costs
- 2 of the 4 anticipated IP wells were placed on production the day after the quarter ended, on 1 April 2019
- 1Q19 development CapEx was US $41.3 MM, primarily driven by the Company drilling faster than expected, incurring incremental capital costs of approximately $11MM which will reduce 2H 2019 capital expenditures.
- 2019 plan provides production and EBITDA growth while operating within cash flow. Free cash flow anticipated in 2H19[1]
- 2019 plan formulated at conservative oil price deck of $50/bbl. Should prices improve, incremental cash flow will be utilized to pay down debt, return capital or for additional development activities as appropriate

(1) As per internal Company estimates at 16 May 2019.
(2) "GP&T" refers to certain Gathering, Processing and Transportation fees incurred in moving hydrocarbons to market.

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Capitalization Table and Available Liquidity

Strong balance sheet and significant liquidity, with no debt maturities until 4th Quarter of 2022

Available Liquidity[2]

As of 31 March 2019	
Cash and Available Short Term Liquidity	$62.5mm
2019 EBITDA	$165 - 180mm
2019 Interest Expense	$(34)mm
2019 Cash Flow	$131-146mm
Total 2019 Liquidity	**$194 - 220mm**

Capitalization Table

As of 31 March 2019	
Cash	$3.9mm
Senior Credit Facility (RBL, Due Oct 2022)[1]	$95mm
Second Lien Term Loan (Due Apr 2023)	$250mm
Total Debt Outstanding	**$345mm**
Total Net Debt Outstanding	**$341mm**

- Spring borrowing base redetermination increased RBL availability $47.5 MM (~39%) to $170 MM
  - Provides significant additional liquidity cushion and dry powder
- Sufficient Available Liquidity to Fund Development Through Free Cash Flow
  - Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in second half of 2019
  - Ongoing sale process for Dimmit County properties

(1) Amount outstanding as of 31 March 2019.
(2) As at 31 March 2018, pro forma for the recent RBL redetermination. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $16.4mm Letter of Credit. Relies upon Internal Estimates as of 01 March 2019 for EBITDA, Interest and Cash Flow figures.

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Corporate Debt Overview

Reserve Based Loan

- **Amount:** $170.0 MM availability; $95 MM drawn[1]
- **Redetermination:** Bi-annually
- **Coupon:** Floating, Libor +100bps + an additional 125-225 bps depending on utilization of the revolver[2]
- **Term:** 4.5 years
- **Maturity:** October 2022
- **Covenants:** Current Ratio ≥ 1.0x; Total Debt to EBITDAX ≤ 4.0x; Interest Coverage Ratio ≥ 2.0x
- **Arranger:** Natixis
- **Syndicate:** 7 bank syndicate (2 added in Spring 2019)

Second Lien Term Loan

- **Amount:** $250 MM
- **Coupon:** Floating, Libor + 800bps
- **Term:** 5 years
- **Maturity:** April 2023
- **Covenants:** Interest Coverage Ratio ≥ 1.5x; Total Proved PV9 to Total Debt ≥ 1.5x
- **Arranger:** Morgan Stanley
- **Syndicate:** 5 direct energy lending funds

A Note On Reserve Based Loans

- *Reserve Based Loans effectively function as revolvers.*
- *"Availability" represents amount of debt currently able to be drawn. Higher availability represents additional liquidity, not outstanding debt.*
- *Sundance has $95 MM drawn on its RBL with $75.0 MM remaining liquidity under the facility at 31 March 2019, excluding the impact of the $16.4 MM Letter of Credit outstanding which reduces availability[1].*

RBL Margin At Various Borrowing Base Utilization Ranges				
<25%	≥25% and <50%	≥50% and <70%	≥75% and <90%	<90%
1.25%	1.50%	1.75%	2.00%	2.25%

(1) As of 31 March 2019, availability is pro forma for recent RBL redetermination.
(2) As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart.

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Debt Maturity and Service Schedule No debt maturities until 4th Quarter of 2022 Even just running 2019 EBITDA guidance midpoint forward (and ignoring anticipated future growth) Sundance has sufficient cash flow to service current debt levels as evinced by elevated Debt Service Coverage Ratio Excludes impact of potential additional Cash Flow growth or anticipated debt pay downs Cash flow is more than adequate to service Sundance’s peak debt through maturity Significant Cash Flow Available for Debt Service(1) Excellent Asset Coverage Ample Cash Flow Available for Debt Service Asset Coverage Ratio Net Debt (As At 31 March 2019) $341mm 1P PV-10 (Per YE18 SEC Reserves) $1,110mm 1P Asset Coverage Ratio 3.3x PDP PV-10 (Per YE18 SEC Reserves) $483mm 1P Asset Coverage Ratio 1.4x 2023 RBL maturity amount represents drawn amount as of 31 March 2019. $34 $34 $34 $34 $34 $0 $0 $0 $250 $95 5.1x 5.1x 5.1x 0.6x 1.3x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x $- $50 $100 $150 $200 $250 $300 2019 2020 2021 2022 2023 Debt Service Debt Maturity Implied DSCR

Valuation Discount & Moderate Leverage Significant Valuation Discount and Moderate Leverage Compared to Small/Mid Cap & Eagle Ford Peer Groups(1) Net Debt to Consensus 2019 EBITDA for all Companies represents reported Net Debt as at 31 March 2018 divided by the mean consensus 2019 EBITDA estimates as published by sell-side research analysts. Enterprise Value to Consensus 2019 EBITDA represents Enterprise Value as at 15 May 2019 divided by same. All data was sourced from Capital IQ (Standard & Poor’s market research division), Public Company Filings and Investor Presentations 2019 anticipated to be a deleveraging year, with peak net debt coming in 2Q19 At Midpoint of 2019 EBITDA Guidance At Midpoint of 2019 EBITDA Guidance 0.3x 1.8x 1.2x 1.6x 1.7x 2.1x 3.1x 2.6x 0.4x 2.5x 0.9x 4.1x 1.0x 6.2x 2.9x 2.9x 2.5x 3.4x 3.5x 3.1x 3.7x 4.5x 4.6x 4.9x 6.1x 4.3x 5.1x 6.8x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x 8.0x Bonanza Creek Sundance Penn Virginia Abraxas Northern Silverbow Lonestar Carrizo Magnolia Resolute Earthstone Halcon Ring Sanchez Net Debt / Consensus 2019 EBITDA EV / Consensus 2019 EBITDA 0.2x 1.7x 1.1x 1.3x 1.4x 1.9x 2.6x 2.4x 0.4x 2.5x 0.2x 3.7x 0.5x 5.0x 2.7x 2.9x 3.0x 3.2x 3.2x 3.3x 3.4x 4.1x 4.5x 4.9x 5.0x 5.2x 5.4x 6.0x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x Bonanza Creek Sundance Penn Virginia Abraxas Northern Silverbow Lonestar Carrizo Magnolia Resolute Earthstone Halcon Ring Sanchez Net Debt / Consensus 2019 EBITDA EV/2019 EBITDA

Positioning for Improved Liquidity and Valuation Sundance is exploring opportunities for improving trading liquidity and valuation, including the possibility of moving its place of incorporation and primary listing from Australia to the US Management believes that a redomicliation could have the following benefits: Establishing the Sundance parent company in the U.S. would more appropriately align with Sundance’s corporate structure (as 100% of the Company’s assets and management are in US) A redomiciliation would move Sundance’s primary listing to Nasdaq, and, as such, could drive improved trading liquidity and valuation, which Sundance believes would bring it in-line with current valuations for its US based Eagle Ford peers The US market is generally viewed as much broader, deeper and more liquid than the Australian market Specific to unconventional oil and gas, the US market is viewed as being better informed regarding unconventional E&P companies due to the greater number of market participants and investors, and tends to more fully value such companies as a result Establishing the Sundance parent company in the US would simplify any potential future merger and sales transactions from both a structuring and tax perspective, and may increase attractiveness to potential merger partners or acquirers. Redomiciliation would be subject to shareholder approval Any redomiciliation transaction would be subject to, among other things, shareholder approval. There can be no assurance that Sundance will undertake any redomiciliation transaction or, if undertaken, that it would be successful in achieving any expected benefits therefrom.

Robust 2019 Hedge Book Guarantees Strong Cash Flow Generation All figures representative of Sundance’s remaining hedge book through 2023 as at 16th May 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil sales volumes guidance, and does not include hedges that have already rolled off or settled in the first four months of 2019. Gas Hedges(1) Oil Hedges(1) Hedging covers >85% of 2019 forecast oil sales volumes at an average ~$62 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 2,088,000 $2.86 $3.13 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 6,144,000 $2.73 $2.83 Crude WTI Contracts LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 1,180,000 $62.17 $67.02 725,000 $59.34 $68.92 2020 2,046,000 $56.92 $60.49 - - - 2021 732,000 $50.37 $59.34 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,646,000 $55.36 $62.09 725,000 $59.34 $68.92 Gas Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs 17+ years of highly attractive Tier 1 drilling inventory with $1,110MM of 1P PV10 as at year end 2018(1) Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics across assets at existing commodity prices Capital Discipline – Cash Flow Neutral Development Program 23 wells brought online in 2018, 25 wells planned for 2019 2019 development plan driven by focus on capital discipline and operating within cash flow Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for assets acquired in April 2018 provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging 2Q19 ~39% increase to borrowing base provides increased liquidity cushion Fully funded 2019 capital program scaled to remain within cash flow Debt-to-Expected 2019 EBITDAX of sub 2.0x, with significant deleveraging in 2019(2) and no debt maturities until 4Q 2022 Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 Per internal Company estimates as at 19 March 2019 using NYMEX strip pricing. Summary Sundance Investment Highlights

Appendix: Reserves Assumptions

Underlying Assumptions for Reserve PV(10) Estimates

Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott's evaluations effective 1 January 2019, and are subject to the following underlying assumptions[(1)]:

1. <u>SEC Pricing</u>

- Reserves were calculated using the 12-month average price, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months
- Oil Pricing: WTI Cushing average benchmark price of $65.56/bbl
- NGL Pricing: Realized NGL pricing of ~43% of WTI Cushing average benchmark price of $65.56/bbl
- Gas Pricing: Henry Hub average benchmark price of $3.10/mmbtu

2. <u>Costs</u>

Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance's operating expense reports. The operating costs include only those costs directly applicable to the leases or wells. This includes a portion of general and administrative costs allocated directly to the leases and wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification.

Current costs used by Sundance were held constant throughout the life of the properties.

Cost estimates for a pro-forma 1P PV(10) estimate of $1,109.9 MM include operating costs totalling $1,052.3 MM, Ad Valorem Taxes totalling $73.4 MM and development costs totalling $1,143.1 MM.

(1) The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019

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For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman + 61 8 8274 2128 or + 61 418 834 957 www.sundanceenergy.net